                                               EXHIBIT 12, Page 1 of 1

              NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of Dollars)

                                        Year ended December 31
                            ---------------------------------------------
                            1998      1997      1996      1995      1994
                            ----      ----      ----      ----      ----
EARNINGS
Income from continuing
 operations before income
 taxes as reported         $  845    $  998    $1,166    $1,089    $1,028
Add:
  Total interest expenses
   (as detailed below)        688       530       182       173       156
  Amortization of
   capitalized interest         3         3         3         2         2
  Income (loss) of
   partially owned
   entities (1)               165       113         1        --         1
  Subsidiaries' preferred
   dividend requirement         2         2         2         3         3
                           ------    ------    ------    ------    ------
     Income before
      income taxes,
      as adjusted          $1,703    $1,646    $1,354    $1,267    $1,190
                           ======    ======    ======    ======    ======

FIXED CHARGES
Interest expense on debt   $  516    $  385    $  116    $  113    $  101
Other interest expense         27        32        36        31        30
Calculated interest
 portion of rent expense       31        30        30        29        25
NS' share of Conrail
 interest                     114        83        --        --        --
                           ------    ------    ------    ------    ------
     Total interest
      expenses                688       530       182       173       156

Capitalized interest           21        17        12        14        18
Subsidiaries' preferred
 dividend requirement
 on a pretax basis              4         4         4         4         4
                           ------    ------    ------    ------    ------
     Total fixed charges   $  713    $  551    $  198    $  191    $  178
                           ======    ======    ======    ======    ======
RATIO OF EARNINGS TO
 FIXED CHARGES               2.39      2.99      6.84      6.63      6.69

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and
     (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

     The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.